UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated May 8, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: May 8, 2008	By: /s/ Bruce Winfield Bruce Winfield President & CEO

PORTAL EXPANDS TIGER URANIUM PROJECT

Portal Resources Ltd. (TSX-V: PDO) announces that the San Rafael project in Mendoza province consisting of claims held under the Minera Rio de la Plata S.A. (MRDP) and San Pedro agreements, has been reorganised. Portal expanded the Tiger uranium project from 5 claims (26,069 hectares or 101 square miles) to 9 claims totaling 44,924 hectares (174 square miles) which will continue to be held under the Minera Rio de la Plata (MRDP) exploration agreement. Additionally, the payment due on April 9, 2008 under the MRDP agreement has been rescheduled with a new due date of July 10th 2008.

The Tiger project partially surrounds the Sierra Pintada mine, belonging to Compania Nacional de Energia Atomica (CNEA), an Argentinean government corporation, as well as hosts excellent exploration targets in the favourable host stratigraphy extending 40 kilometers to the south of the Sierra Pintada mine. Sierra Pintada produced 5 million lbs of U3O8 from 1974 through 1986 and has a remaining historical resource* of 20 million lbs U3O8 at an ore grade of 0.12% (CNEA Report January 2006).

Also, as part of the reorganization of the San Rafael project, Portal has terminated the San Pedro agreement and returned 53 claims totaling 144,856 hectares held under the MRDP agreement. These claims included the Anchoris copper-gold porphyry target as well as potential for low sulphidation gold-silver mineralization.

“Portal believes that the Tiger project has good potential to host a significant Sierra Pintada style uranium deposit” states Bruce Winfield President and CEO of Portal Resources, “and we look forward to pursing this potential.”

Portal Resources Ltd. was founded in 2004 and is a precious and base metal exploration company focused on gold/silver, molybdenum, and uranium assets in Argentina and North America. The Company currently controls approximately 203,000 hectares (784 square miles) of mineral rights in three primary project areas in Argentina and southwestern Colorado, USA. A description of these projects, including maps and photographs, can be viewed on the Company’s website at: www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

* The above resource estimates are historical and do not conform to the standards of National Instrument 43-101. They may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The company's qualified person (QP) has not done sufficient work to classify the historical estimate as a current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, Alex Boronowski, the company's QP believes that the historic estimate is relevant and offers a fair description of the project's known mineralization. Alex Boronowski has reviewed and approved the contents of this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

 This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.